Letter of Understanding

This letter dated November 7, 2000 by and between George Carapella, President of Tel-One, Inc., and W. Kris Brown, President of Telecom Response, Inc. is for the purpose of establishing an agreed upon value for the potential consideration by Tel-One, Inc. of acquiring from Telecom Response, Inc., by assignment of, the, net of cost proceeds, of the asset known as the "Florida Government Centrex Contract" (contract number 730-030-99-1) hereinafter referred to as the "Asset".

The Asset acquisition will be for certain monies to be received by Tel-One, Inc. for the remaining term of the contract by and between Telecom Response, Inc. and the State of Florida. The contract between The State of Florida and Telecom Response, Inc. commenced on August 4, 1998 and has an initial term expiration date of January 1, 2003. The purpose of the contract was for the purchase of Telephone Instruments (featured-phones), Data Instruments and other peripherals by State of Florida agencies and other eligible users able to purchase such equipment and services through the State of Florida for Centrex Services.

The proposed consideration for the assignment of proceeds, net of cost, to Tel-One, Inc. by Telecom Response, Inc. will be for the issuance of 5,000,000 shares of common stock of Tel-One, Inc. currently valued at $0.0001 par value per share in return for the Asset determined by Tel-One, Inc. as having value to be used for future business plans. Telecom Response, Inc. expects the value of the stock to be acquired from Tel-One, Inc to increase over time based on the business plan of Tel-One, Inc.

As a result of past and current experience by Telecom Response, Inc. with the ordering habits of the State of Florida, relative to the Asset, the anticipated net of cost receivables to be realized for Tel-One, Inc., for the remaining term of the contract for years 2001 and 2002, should produce an estimated amount of cash flow of approximately of $191,003.00 and 210,103.00 respectively, or an expected aggregate of $401,106.00 for the remaining two (2) years. Using a 7% discount rate based on estimated current average certificate of deposit investment rates, the net present value of the estimated cash flow for the two
(2)  years  remaining  should  be  $362,019.00.

It is understood Tel-One, Inc. and Telecom Response, Inc. have reviewed the above numbers and all pertinent information pertaining to this letter, independently and together, and feel this letter fairly represents the monies that would be available from the Asset, should both firms decide to reach any subsequent agreements relative to this Letter of Understanding.

In appreciation of this letter, and each having fully read and agreeing to the contents herein, the following signatures are affixed by the Presidents of Tel-One, Inc. and Telecom Response, Inc. on behalf of their respective firms.

Tel-One,  Inc.                           Telecom  Response,  Inc.


By:   /s/ George Carapella               By:  /s/ W. Kris Brown
      ------------------------------          ----------------------------
          George Carapella, President             W. Kris Brown, President

Date:  November  7,  2000                Date   November  7,  2000


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